Exhibit 2.1

AGREEMENT

This Agreement ("Agreement") is entered into and signed as of November 21, 2011, by and between Can-Fite Biopharma Ltd., an Israeli corporation, of 10 Bareket Street, Petach Tikva, Israel ("Can-Fite"), for the first part; and Denali Concrete Management, Inc., a Nevada corporation , of 123 W. Nye Lane, Suite 129 Carson City, NV 89706 ("Denali"), for the second part. Can-Fite and Denali may be referred to herein individually as a “Party” or collectively as the “Parties”.

WHEREAS, Can-Fite desires to grant to Denali a worldwide exclusive license over its therapeutic drug CF101 for the field of ophthalmic diseases (the "Field") in exchange for the issuance to Can-Fite of shares and warrants of Denali representing 86.7% of the issued share capital of Denali (the “Transaction”); and

WHEREAS, the Board of Directors of each of Can-Fite and Denali has determined that it is desirable to effect the Transactions.

NOW THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and intending to be legally bound hereby, the Parties agree as follows

1.      Grant of License. Subject to the terms and conditions contained herein, Can-Fite shall grant to Eyefite Ltd., an Israeli corporation and wholly owned subsidiary of Can-Fite (the "Sub") an exclusive license to CF-101 for the Field (the "License"), in exchange for the issuance to Can-fite of 1,000 ordinary shares, nominal value NIS 0.01 each of the Sub, representing 100% of the issued and outstanding share capital of the Sub.  The License shall be granted pursuant to a mutually agreed upon license agreement (the "License Agreement"), which shall include customary provisions as are typically included in such license agreements, including timetables for the development and commercialization for CF 101 in the field, and shall be signed and executed by the relevant parties at the Closing (as defined below).

2.      Recapitalization. Prior to the completion of Closing, and as a condition thereto, Denali shall perform a recapitalization of its share capital so that of the 11,370,430 Common Stock, par value US$0.001 each (the "Common Stock") issued and outstanding as of the date hereof, 7,750,000 shall be repurchased by Denali and returned to the authorized but unissued Common Stock of Denali and 1,920,000 shall be issued to certain investors in exchange for an investment the proceeds of which shall be allocated to pay for all the liabilities of  Denali prior to the Closing, so that immediately prior to completion of Closing the authorized share capital of Denali shall consist of 1,000,000 shares of Preferred Stock, none of which shall be issued and outstanding, and 50,000,000 shares of Common Stock, of which 5,540,430 shall be issued and outstanding (the "Recapitalization").

3.      Transfer of Sub to Denali.  At Closing, Can-Fite shall transfer 1,000 ordinary shares of the Sub (representing 100% of the outstanding interests in the Sub) to Denali, free and clear of all liens and encumbrances, pursuant to such stock transfer and conveyance instruments as shall be reasonable and customary for similar transfers.

4.      Issuance of Shares and Warrants to Can-Fite. In consideration for the grant of the License to the Sub and the transfer of all (100%) of the issued shares of the Sub to Denali, Denali shall issue to Can-Fite thirty-six million (36,000,000) shares of Common Stock of Denali, representing 86.7% of the issued and outstanding share capital (on a fully diluted basis) as of the Closing (the "Transaction Shares"). The capitalization table of Denali immediately prior to and after the Closing shall be set out herein as Exhibit A.  In order to effect the transactions contemplated by Sections 3 and 4 hereof, the parties shall enter into a Stock Purchase Agreement which shall include customary provisions as are typically included in such agreements (the “Stock Purchase Agreement”).

5.      Financing. Concurrently with the Closing and as a condition thereto or prior thereto, Denali shall raise not less than US$6.2 Million from investors furnished by Can-Fite through a private placement, of which US$3.8 Million shall be in cash (of which US$500,000 will be invested by Can-Fite prior to the grant of the License) and US$2.4 Million will be in ordinary shares of Can-Fite, whose value at the date of their issuance to Denali shall be equal to US$2.4 Million, all for the issuance to the investors and Can-Fite of 5,445,086 shares of Common Stock of Denali at a price per share of US$1.144 per each such share, and an aggregate valuation, pre private placement, of US$50 Million . For each two (2) shares of Denali purchased in the Financing, each investor (including Can-Fite) will be issued, post Closing and conditional on the increase of the share capital of Denali, if increased, one (1) warrant valid for a period of 5 years from the closing of the Financing, to acquire one (1) share of Denali for an exercise price of $1.72, which is 50% higher than the price per share in the Financing ($1.144). Denali further agrees to apply a full-ratchet anti-dilution protective provisions for the benefit of the investors in the Financing (including Can-Fite) in the event that Denali enters into another financing during the 12 months following the closing of the Financing at a price which is lower than $1.144 per common stock of Denali. In connection with the Financing Denali expects to pay cash commissions to third parties in the amount of approximately $330,000 (the "Fundraising"). The proceeds of the Fundraising shall be used to continue the clinical development of CF101 in the Field, it being understood that additional future financing will probably be required to complete such clinical development. The investors will invest in the Fundraising through a mutually agreed upon subscription agreement which shall include customary terms and conditions for such transactions, which shall include that upon the Closing the investment amount placed in escrow prior to the Closing shall be released to Denali immediately after the Closing upon issuance of the investment shares (the "Investment Shares") to such investors (the "Subscription Agreements"). For avoidance of doubt, if the valuation of the Fundraising won’t be approved by Can-Fite, at its sole discretion, then the Agreement will expire and cease to have any legal effect.

6.      Service Agreement. Concurrently with the Closing, Can-Fite shall enter into a service agreement with Denali or its affiliate for the management of all activities relating to pre-clinical and clinical studies performed for the development of the ophthalmic indications in the Field, including pre-clinical studies, drug manufacturing and supply, QT study in human beings, payments to consultants such as Dr. Bill Kerns and Dr. Mike Silverman for their role involved in the on-going clinical trials and all activities need to be conducted in order to launch CF101 to the market for the ophthalmic indications (the "Service Agreement"). The terms of the Service Agreement shall set out that Can-Fite shall invoice Denali for such services to be provided by Can-Fite at a rate of cost of such services + 15% (not including VAT, if applicable), and shall "pass through" any direct payments for intellectual property maintenance made to third parties. Furthermore, the Service Agreement shall include additional compensation for the services being performed under the Service Agreement in the form of a royalty to be paid to Can-Fite from any and all proceeds received by the Sub, Denali or any of its affiliates in relation to CF101 in the Field, of 2.5% of any such proceeds (the "Royalty"). In addition, the Service Agreement shall contain customary provisions as typically set out in similar agreements. Denali will undertake to be obligated to all current ongoing ophthalmic clinical trials’ agreements signed by Can Fite, and will pay all payments according to those agreements from the date of the Closing onwards. Denali shall also undertake to pay all other costs related to the ophthalmic indications such as IP maintenance, regulatory activities etc. Can-Fite will have the right, at any time until the expiry of 5 years from the Closing, to convert the Royalty into an additional 2,160,102 shares of Common Stock of Denali, which shall be equal to 5% of the issued and outstanding share capital (on a fully diluted as converted basis) as of the Closing (the "Warrants"). The exercise price of the Warrants shall be as follows: (a) in the event that within 12 months of the Closing, Denali or its affiliates complete any transaction which has a "bio-dollar" value of more than US$100 Million, then the exercise price shall be the par value of the shares of Common Stock, and (b) at any other time, then exercise price for ALL the Warrants shall be US$2.5 Million (which represents an assumed valuation as of the Closing of US$50 Million). Additional terms and conditions of the Warrants shall include anti-dilution, cashless exercise and other customary terms and conditions which shall be set out in a mutually agreed upon Warrant agreement (the "Warrant Agreement").

7.      Closing. The Parties contemplate that a closing will take place as soon as practical following the execution and delivery of this Agreement, but no later than November 22, 2011 (the "Closing"), at which all of the following shall occur concurrently: (a) CanFite shall grant the License to the Sub, (b) all of the Sub's shares shall be transferred to Denali, (c) Denali shall issue to Can-Fite 36,000,000 shares of Common Stock representing 86.7% of the issued and outstanding share capital of Denali, (d) Denali shall issue to Can-Fite the Warrants, (e) Subscription Agreements in relation to not less than US$6.2 Million (including by way of receipt of Ordinary Shares of Can-Fite valued at US$2.4 Million) will have been signed and executed by investors with the respective investment amount placed in escrow to be released immediately following the Closing, and (f) all other Transaction Agreements shall be signed, executed and delivered by the parties thereto. “Transaction Agreements” shall mean this Agreement, the License Agreement, the Warrant Agreement, the Subscription Agreements, the Service Agreement and any additional agreements, documents or instruments required to complete the Transactions.

8.      Conditions to Closing.  The obligations of each Party hereto to satisfy its obligations hereunder at the Closing are subject to the fulfillment on or prior to the Closing of each of the following conditions; provided, that a Party may not assert a failure of a condition hereunder where such failure is due to its own failure to perform:

(i)	Recapitalization. The Recapitalization shall have been completed;

(ii)
License Agreement.  The License Agreement shall have been duly executed by Can-Fite in favor of the Sub, including the obtaining of the consent of the NIH to the grant by Can-Fite of such License Agreement to the Sub;

(iii)
Transfer of Sub.  The Stock Purchase Agreement shall have been duly executed by Denali and Can-Fite, and all the outstanding interests in the Sub shall have been duly transferred and conveyed to Denali;

(iv)	Service Agreement. The Service Agreement shall have been duly executed by Denali (or a designated affiliate) and Can-Fite;

(v)
Subscription Agreements.  The Subscription Agreements shall have been duly executed by investors representing subscriptions of not less than US$6.2 million(including by way of receipt of Ordinary Shares of Can-Fite valued at US$2.4 Million)  and the funds therefore of not less than US$3.8 Million are held in escrow pending the Closing;

(vi)	Tax Ruling. The receipt of a signed and executed tax ruling from the Israeli Tax Authorities to the grant of the License by Can-Fite to the Sub.

(vii)	Legal Opinion. Can-Fite shall have received the legal opinion of Denali's legal counsel acceptable to Can-Fite, in the form set out in Exhibit B attached hereto;

(viii)
Representations and Warranties.  The representations and warranties made by each of the Parties herein shall be true and correct in all material respects as of the date hereof and as of the Closing with the same effect as if the representations and warranties were made as of the date hereof and as of the Closing;

(ix)
Covenants.  All covenants, agreements and conditions contained in this Agreement to be performed by either Party on or prior to the Closing shall have been performed or complied with in all material respects;

(x)
Satisfactory Completion of Due Diligence. Can-Fite shall have completed its legal, accounting and business due diligence and the results thereof shall be satisfactory to Can-fite in its sole and absolute discretion and Denali will have completed its legal, accounting and business due diligence of the Sub and the results thereof shall be satisfactory to Denali in its sole and absolute discretion.

(xi)	SEC Reports. Denali shall have filed all reports and other documents required to be filed by it under the U.S. federal securities laws through the Closing.

(xii)
OTCBB Quotation. Denali shall have maintained its status as a company whose common stock is quoted on the Over-the-Counter Bulletin Board and no reason shall exist as to why such status shall not continue immediately following the Closing.

(xiii)
No Suspensions of Trading in Denali Stock; Quotation. Trading in Denali’s Common Stock shall not have been suspended by federal regulators or any trading market at any time since the date of execution of this Agreement, and the Denali Common Stock shall have been at all times since such date quoted for trading on a trading market.

(xiv)
Secretary’s Certificate. Denali shall have delivered to Can-Fite a certificate, signed by its Secretary or other authorized officer, certifying that the attached copies of the Denali Articles of Incorporation, bylaws and resolutions of its board of directors approving this Agreement, the other Transaction Agreements and the transactions contemplated hereby and thereby are all true, complete and correct and remain in full force and effect.

(xv)	Good Standing Certificate. Denali shall have delivered to Can-Fite a certificate of good standing of Denali dated within two (2) business days of Closing issued by the Secretary of State of Nevada.

(xvi)
Resignations. Denali shall have delivered to Can-Fite letters of resignation from all officers of Denali, effective upon the Closing, and from all directors of Denali, effective upon appointment of new directors designated by Can-Fite.

(xvii)
No Injunctions.  No statute, rule, regulation, order, decree, ruling or injunction shall have been enacted, entered, promulgated, endorsed or threatened or is pending by or before any governmental authority of competent jurisdiction which in any material respect restricts, prohibits or threatens to restrict or prohibit the consummation of any of the transactions contemplated by the Transaction Agreements; and

(xviii)	No MAE. As of the Closing, there shall have been no material adverse effect with respect to Denali or the Sub since the date hereof.

With respect to the closing conditions listed in (vii), (viii), (ix) and (x) above, the Parties shall deliver at the Closing an executed officer’s certificate to such effect.

9.      Representations and Warranties of Denali. Denali hereby makes the following representations and warranties as of the date hereof and as of the Closing to Can-Fite:

(a)    Organization and Qualification.  Denali is an entity duly organized, validly existing and in good standing under the laws of the State of Nevada, with the requisite corporate power and authority to own and use its properties and assets and to carry on its business as currently conducted. Denali is not in violation of any of the provisions of its Articles of Incorporation, bylaws, or other organizational documents.  Denali does not have any wholly or partially owned subsidiaries and does not own any economic, voting or management interests in any other entity or person.  Denali has no operating business activities and has no assets or properties.

(b)    Authorization; Enforcement.  Denali has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by each of the Transaction Agreements and otherwise to carry out its obligations thereunder.  The execution and delivery of each of the Transaction Agreements to which it is a party by Denali and the consummation by it of the transactions contemplated thereby have been duly authorized by all necessary action on the part of Denali and no further action is required by Denali, its board of directors or its shareholders in connection therewith. Each Transaction Agreement to which Denali is a party has been (or, if executed after the date hereof, upon delivery will be) duly executed by Denali and, when delivered in accordance with the terms hereof, will constitute the valid and binding obligation of Denali enforceable against Denali in accordance with its terms except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally and (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

(c)    No Conflicts.  The execution, delivery and performance of the Transaction Agreements to which it is a party by Denali and the consummation by Denali of the transactions contemplated thereby do not and will not (i) conflict with or violate any provision of Denali’s Articles of Incorporation, bylaws or other organizational documents, or (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any agreement or other understanding to which Denali is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which Denali is subject (including U.S. federal and state securities laws and regulations).

(d)    Filings, Consents and Approvals.  Denali is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other U.S. federal, state, local or other governmental authority or other person in connection with the execution, delivery and performance by Denali of the Transaction Agreements, other than (i) the filing with the United States Securities and Exchange Commission (the “Commission”) of a current report on Form 8-K setting out the details of the Transactions hereunder, and (ii) such as have already been obtained or such exemptive filings as are required to be made under applicable state and federal securities laws.

(e)    Capitalization.  As of immediately prior to the Closing, the authorized capital stock of Denali consisted of 50,000,000 shares of Common Stock and 1,000,000 shares of Preferred Stock.  Of the authorized share capital, as of the Closing none of the Preferred Stock shall be issued and outstanding, and 5,540,430 shares of Common Stock shall be issued and outstanding.  All of such outstanding shares of Common Stock are, and all of the Transaction Shares and Investment Shares, when issued pursuant to the Transaction Documents, will be, duly authorized, validly issued, fully paid and nonassessable, and free and clear of all liens, and all such shares of Common Stock were, and the Transaction Shares and Investment Shares will be, issued in material compliance with all applicable U.S. federal and state securities laws, including available exemptions therefrom, and none of such issuances were, and the issuance of the Transaction Shares and Investment Shares will not be, made in violation of any pre-emptive or other rights.  The issuance of the Transaction Shares and Investment Shares will not trigger any anti-dilution rights of any existing securities of Denali.  Except as set forth herein, as of the Closing, there will be no rights, subscriptions, warrants, options, conversion rights, or agreements of any kind outstanding to purchase from Denali, or otherwise require Denali to issue, any shares of capital stock of Denali or securities or obligations of any kind convertible into or exchangeable for any shares of capital stock of Denali.

(f)     Reports and Financial Statements.  Denali has filed all reports required to be filed by it under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules of the Commission promulgated thereunder, on a timely basis or has received a valid extension of such time of filing and has filed any such reports prior to the expiration of any such extension (as such documents have since the time of their filing been amended or supplemented, and together with all reports, documents and information filed on or after the date first written above through the date of Closing with the Commission, including all information incorporated therein by reference, collectively, the “SEC Reports”).  The SEC Reports (a) complied and will comply as to form in all material respects with the requirements of the Exchange Act, and (b) did not, at the time of their filing, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  The financial statements included in the SEC Reports comply in all material respects with the applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing.  The financial statements included in the SEC Reports have been prepared in accordance with generally accepted accounting principles in the United States applied on a consistent basis (“GAAP”), and fairly represent the financial position of Denali and as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, year-end audit adjustments and the omission of certain footnotes.  Except as set forth in the SEC Reports, Denali has no liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by GAAP to be set forth on a balance sheet of Denali or in the notes thereto. There are no financial or contractual obligations and liabilities (including any obligations to issue capital stock or other securities) due after the date hereof. As of the Closing, all liabilities of Denali shall have been paid off and shall in no event remain liabilities of Denali or Can-Fite following the Closing.

(g)    No Material Change.  Since January 1, 2011, and except as disclosed in its SEC Reports, (i) Denali has not incurred any liabilities or obligations, indirect, or contingent, or entered into any oral or written agreement or other transaction which exceeds US$2,000; (ii) Denali has not sustained any loss or interference; (iii) Denali has not paid or declared any dividends or other distributions with respect to its capital stock, or redeemed or purchased or otherwise acquired any of its stock and Denali is not in default in the payment of principal or interest on any outstanding debt obligations, except as set forth herein; (iv) Denali has not initiated any compensation arrangement or agreement with any employee or executive officer; (v) Denali has not entered into any contract; (vi) there has not been any change in the capital stock of Denali; and (vii) there has not been any other event which has caused, or is likely to cause, a material adverse effect.

(h)    Litigation.  There is no action, suit, claim, proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body pending against or, to the knowledge of Denali, threatened against Denali.  Denali is not subject to any order, writ, judgment, injunction, decree or award of any court or any governmental authority.

(i)     Compliance.  Denali has not been advised, nor does Denali have reason to believe, that it is not conducting its business in compliance with all applicable laws, rules and regulations of the jurisdictions in which it is conducting its business.

(j)     Material Agreements.  All material agreements (“Material Agreements”) to which Denali is a party are included as part of or specifically identified in the SEC Reports to the extent required by the rules and regulations of the Commission as in effect at the time of filing.  Except for the Material Agreements, Denali has no contracts.  Neither Denali nor, to Denali’s knowledge, any other party to the Material Agreements, is in breach of or default under any of such contracts.

(k)    Taxes.  Except as disclosed in the SEC Reports, Denali has filed all necessary federal, state and foreign income and franchise tax returns and has paid or accrued all taxes shown as due thereon, and Denali has no knowledge of a tax deficiency which has been or might be asserted or threatened against it.

(l)     Conformity of Descriptions.  The Transaction Shares and the Investment Shares, when issued, will conform in all material respects to the descriptions of Denali’s Common Stock contained in Denali’s SEC Reports and other filings with the Commission.

(m)   Statements True and Correct. No representation, warranty, statement, certificate, instrument, or other writing furnished or to be furnished by Denali to Can-Fite or its representatives pursuant to this Agreement, or any other Transaction Agreement contains or will contain any untrue statement of material fact or will omit to state a material fact necessary to make the statements therein not misleading.

(n)    Investment Company.  Denali is not, and is not an affiliate of, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

(o)    Sarbanes-Oxley; Internal Accounting Controls.  Denali is in material compliance with all provisions of the Sarbanes-Oxley Act of 2002 which are applicable to it as of the date hereof.  Denali has disclosure controls and procedures (as defined in Rule 13a-14 under the Exchange Act) that are designed to ensure that material information relating to Denali is made known to Denali’s principal executive officer and Denali’s principal financial officer or persons performing similar functions.

(p)    Disclosure.  All disclosure provided to Can-Fite regarding Denali, its business and the transactions contemplated hereby, including the Transaction Agreements and the Exhibits to this Agreement, furnished by or on behalf of Denali with respect to the representations and warranties made herein are true and correct with respect to such representations and warranties and do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Denali acknowledges and agrees that Can-Fite makes or has made no representations or warranties with respect to the transaction contemplated hereby other than those specifically set forth in Section 9 hereof.

10.    Representations and Warranties of Can-Fite. Can-Fite and the Sub, jointly, hereby make the following representations and warranties as of the date hereof and as of the Closing to Denali:

(a)    Organization and Qualification.  Can-Fite and the Sub are entities duly organized, validly existing and in good standing under the laws of the State of Israel, with the requisite corporate or other power and authority to own and use their properties and assets and to carry on their business as currently conducted. Neither Can-Fite nor the Sub are in violation of any of the provisions of their Articles of Organization or other organizational documents.

(b)    Authorization; Enforcement.  Can-Fite and the Sub have the requisite corporate or other power and authority to enter into and to consummate the transactions contemplated by each of the Transaction Agreements to which they are a party and otherwise to carry out their respective obligations thereunder.  The execution and delivery of each of the Transaction Agreements to which they are a party by Can-Fite or the Sub and the consummation by them of the transactions contemplated thereby have been duly authorized by all necessary action on the part of Can-Fite or the Sub and no further action is required by Can-Fite or the Sub, their board of directors, managers or their shareholders in connection therewith. Each Transaction Agreement has been (or, if executed after the date hereof, upon delivery will be) duly executed by Can-Fite and, when delivered in accordance with the terms hereof, will constitute the valid and binding obligation of Can-Fite enforceable against Can-Fite in accordance with its terms except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally and (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

(c)    No Conflicts.  The execution, delivery and performance of the Transaction Agreements by Can-Fite and the Sub and the consummation by Can-Fite and the Sub of the transactions contemplated thereby do not and will not (i) conflict with or violate any provision of Can-Fite or the Sub's Articles of Association or other organizational documents, or (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any agreement or other understanding to which Can-Fite or the Sub is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which Can-Fite or the Sub is subject (including U.S. federal and state securities laws and regulations).

(d)    Filings, Consents and Approvals.  Can-Fite is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other U.S. federal, state, local or other governmental authority or other person in connection with the execution, delivery and performance by Can-Fite or the Sub of the Transaction Agreements, other than the filing with the Tel-Aviv Stock Exchange of an immediate report setting out the details of the Transaction hereunder.

(e)    Capitalization.  As of immediately prior to the Closing, the authorized capital stock of the Sub consisted (or will consist) solely of 10,000 Ordinary Shares, nominal value NIS 0.01 each (the "Ordinary Shares"), of which 1,000 Ordinary Shares were issued and outstanding and owned by Can-Fite. All of such outstanding Ordinary Shares are, duly authorized, validly issued, fully paid and nonassessable, and free and clear of all liens created by Can-Fite or the Sub.  Except as set forth herein, as of the Closing, there will be no rights, subscriptions, warrants, options, conversion rights, or agreements of any kind outstanding to purchase from the Sub, or otherwise require the Sub to issue, any shares of capital stock of the Sub or securities or obligations of any kind convertible into or exchangeable for any shares of capital stock of the Sub.

(f)     Litigation.  There is no action, suit, claim, proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body pending against or, to the knowledge of Can-Fite or the Sub, threatened against the Sub. The Sub is not subject to any order, writ, judgment, injunction, decree or award of any court or any governmental authority.

(g)    Compliance.  The Sub has not been advised, nor does the Sub have reason to believe, that it is not conducting its business in compliance with all applicable laws, rules and regulations of the jurisdictions in which it is conducting its business.

(h)    License Agreement. Can-Fite has the full authority and the power to executed the License Agreement in favor of the Sub. The execution of the License Agreement by Can-Fite in favor of the Sub will not violate or breach any other agreement to which Can-Fite is a party.

(i)     Taxes.  The Sub has no tax obligations nor any current requirement to file any tax returns.

(j)     Statements True and Correct. No representation, warranty, statement, certificate, instrument, or other writing furnished or to be furnished by Can-Fite to Denali or its representatives pursuant to this Agreement, or any other document, agreement, or instrument referred to herein contains or will contain any untrue statement of material fact or will omit to state a material fact necessary to make the statements therein not misleading.

11.    Pre-Closing Covenants. Can-Fite and Denali hereby agree that the following are pre-Closing obligations to be performed by the parties hereto:

(a)    Due Diligence. Denali will provide full access to Can-Fite and its advisors to conduct a reasonable investigation of information and materials relating to Denali's financial, business and legal condition and Can-fite will provide full access to Denali and its advisors to conduct a reasonable investigation of information and materials relating to the Sub's financial, business and legal condition. The due diligence period shall commence on the full execution of this Agreement by the Parties and shall terminate when the items listed above have been received and reviewed to the satisfaction of each Party (“Due Diligence Period”).

(b)    Standstill. From the date on which this Agreement is executed by the Parties through the closing date for the Transaction, but no later than November 30, 2011, Denali will not explore or pursue other transaction opportunities with any other individual or entity, including, without limitation (1) solicit, initiate, or encourage the submission of any proposal or offer from any person relating to the acquisition of any capital stock or other voting securities of Denali or any assets of Denali (including any acquisition structured as a merger, consolidation, share exchange or other business combination), or (2) participate in any discussions or negotiations regarding, furnish any information with respect to, assist or participate in, or facilitate in any other manner any effort or attempt by any person to do or seek any of the foregoing, in each case except as may be required on the reasonable advice of outside legal counsel pursuant to fiduciary duties under applicable law.

(c)    Board Approvals. Consistent with and subject to fiduciary duties imposed on their boards of directors, Denali and Can-Fite shall use commercially reasonable efforts to cause the Transaction Agreements to be approved and ratified by their respective boards of directors and, if required by law, by their respective stockholders.

12.    Post-Closing Covenants. Can-Fite and Denali hereby agree that the following are post-Closing obligations to be performed by the parties hereto:

(a)    Constitution of the Board of Denali. Immediately following the Closing, Can-Fite shall cause the enlargement of the Board of Denali so that it shall initially consist of 5 directors who shall be appointed by Can-Fite, of which 3 shall be current directors of Can-Fite and 2 shall be newly appointed independent directors who have an added value to the positioning of Denali on the US capital markets and the US biotech market. Prof. Pnina Fishman will be appointed as the Chairman of the Board of Denali.

(b)    Management. Denali shall seek to appoint a CEO and a CFO in order to commence the establishment of a management team to lead Denali following the Closing and during the clinical trials and future capital markets activity in the US.

(c)    Form 8-K.  Denali shall file, within four (4) business days of the Closing, a current report on Form 8-K with the Commission disclosing the terms of this Agreement and other requisite disclosure regarding the Transactions and including the requisite audited consolidated financial statements and requisite Form 10 disclosure.

13.    Miscellaneous

(a)    Expenses. It is understood that each Party shall pay its respective legal and accounting fees and other expenses incurred in connection with this Agreement and due diligence activities under Section 11(a) above, and in connection with the Transaction.

(b)    Announcements. Except to the extent the Parties believe that they are required by applicable law or regulation to do otherwise, prior to execution of Transaction Agreements, no Party shall issue any statement or communication to the public regarding the proposed Transaction without the consent of the other Party, which consent shall not be unreasonably withheld, and each Party shall keep the proposed Transaction and information obtained from the other Party confidential in accordance with the terms of this paragraph. To the extent a Party hereto believes it is required by law or regulation to disclose the proposed Transaction, it shall, if possible, immediately notify the other Party prior to such disclosure and give the other Party an opportunity to review and comment on the proposed disclosure.

(c)     Governing Law, Dispute Resolution, and Jurisdiction.  This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to the conflicts of laws principles thereof.  All disputes, controversies or claims arising out of or relating to this Agreement shall in the first instance be the subject of a meeting between a representative of each Party who has decision-making authority.

(d)    Access to Information and Confidentiality. In connection with the negotiation and preparation of the Transaction Agreements, each Party will make available to the other, and their respective representatives, all books, records, documents and other information that may reasonably be requested. Prior to the closing, each Party shall keep confidential any non-public information obtained from the other Party hereto. In the event of termination of negotiations, each Party will return or cause to be returned to the other all documents and other material obtained from the other in connection with the Transaction contemplated hereby and will use all reasonable efforts to keep confidential any such information, unless such information is ascertainable from public or published information or already known by the receiving Party.

(e)    Agreement Binding.  The provisions of this Agreement are intended to be binding on the Parties from the date hereof and shall cease to be binding on November 30, 2011 if the Closing is not completed by such time (or such other time if mutually extended in writing by the Parties).

(f)     Assignment.  Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by either of the Parties without the prior written consent of the other Party. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns.

(g)    Remedies.  In addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages, Can-Fite shall be entitled to specific performance under this Agreement. The Parties agree that monetary damages may not be adequate compensation for any loss incurred by Can-Fite by reason of any breach of obligations described in the foregoing sentence and hereby agrees to waive in any action for specific performance of any such obligation the defense that a remedy at law would be adequate.

(h)    Amendment.  This Agreement may only be amended, modified or supplemented pursuant to a written agreement signed by each of the Parties hereto.

(i)     Survival of Representations and Warranties.  All covenants, representations and warranties made herein shall survive the making of this Agreement and shall continue in full force and effect until the Closing, at the end of which period no claim may be made with respect to any such covenant, representation, or warranty unless such claim shall have been asserted in writing to the indemnifying party during such period.

(j)     Notices.  Any notice, demand, request, waiver or other communication required or permitted to be given hereunder shall be in writing or electronic format, as applicable, and shall be effective (i) upon delivery in person (including by reputable express courier service) at the address set forth below; (ii) upon delivery by facsimile (as verified by a printout showing satisfactory transmission) at the facsimile number designated below (if sent on a business day during normal business hours where such notice is to be received and if not, on the first business day following such delivery where such notice is to be received); (iii) by electronic mail (as verified by a printout showing satisfactory transmission) at the electronic mail address set forth below (if sent on a business day during normal business hours where such notice is to be received and if not, on the first business day following such delivery where such notice is to be received); or (iv) upon three business days after mailing with the United States Postal Service if mailed from and to a location within the continental United States by registered or certified mail, return receipt requested, addressed to the address set forth below.  Any party hereto may from time to time change its physical or electronic address or facsimile number for notices by giving notice of such changed address or number to the other party hereto in accordance herewith.

If to Denali at:	123 West Nye Lane, Suite 129
Carson City, NV 89706
Attention: Mathew G. Rule, President
Facsimile No.:
Email Address: mathewrule@ymail.com

With a copy (which shall not constitute notice) to:	Ronald N. Vance
Attorney at Law
1656 Reunion Avenue
Suite 250
South Jordan, UT 84095
Facsimile No. (801) 446-8803
Email Address: ron@vancelaw.us

If to Can-Fite at:	10 Bareket Street,
Petach Tikva, Israel
Attention: Prof. Pnina Fishman, CEO
Facsimile No.:
Email Address: pnina@canfite.com

With a copy (which shall not constitute notice) to:	Kantor & Co. 12 Abba Hillel Street, Ramat Gan, Israel
Attention: Ronen Kantor, Adv.
Facsimile No.: +972-3-6133372
Email Address: rkantor@kantor-law.com
With a copy (which shall not constitute notice) to:	Goodwin Procter LLP 4365 Executive Drive Suite 300 San Diego, CA 92121 Attention: Yoel Krantz
Facsimile No.: (212) 813-8831 Email Address: ykrantz@goodwinprocter.com

(k)    Waivers.  The failure of a party hereto at any time or times to require performance of any provision hereof shall in no manner affect the right of such party at a later time to enforce the same.  No waiver by a party of any condition or of any breach of any term, covenant, representation or warranty contained in this Agreement shall be effective unless in writing, and no waiver in any one or more instances shall be deemed to be a further or continuing waiver of any such condition or breach in other instances or a waiver of any other condition or breach of any other term, covenant, representation or warranty.

(l)     Interpretation.  The headings preceding the text of sections included in this Agreement are for convenience only and shall not be deemed part of this Agreement or be given any effect in interpreting this Agreement.  The use of the masculine, feminine or neuter gender herein shall not limit any provision of this Agreement.  The use of the terms “including” or “include” shall in all cases herein mean “including, without limitation” or “include, without limitation,” respectively.

(m)   Attorneys’ Fees.  If any legal action or other proceeding is brought for the enforcement of this Agreement, or because of an alleged dispute, breach, default, or misrepresentation in connection with any of the provisions of this Agreement, the successful or prevailing party or parties will be entitled to recover reasonable attorneys’ fees and other costs incurred in that action or proceeding, in addition to any other relief to which it or they may be entitled.

(n)    No Third Party Beneficiaries.  This Agreement is solely for the benefit of the parties hereto and, to the extent provided herein, their respective directors, officers, employees, agents and representatives, and no provision of this Agreement shall be deemed to confer upon other third parties any remedy, claim, liability, reimbursement, cause of action or other right.

(o)    Further Assurances.  Upon the reasonable request of a Party hereto, the other Party hereto shall, on and after the Closing, execute and deliver such other documents, releases, assignments and other instruments as may be required to effectuate completely the transactions contemplated by this Agreement.

(p)    Severability.  If any provision of this Agreement shall be held invalid, illegal or unenforceable, the validity, legality or enforceability of the other provisions hereof shall remain in full force and shall not be affected thereby, and there shall be deemed substituted for such invalid, illegal or unenforceable provision a valid, legal and enforceable provision as similar as possible to the provision at issue.

(q)    Remedies Cumulative.  The remedies provided in this Agreement shall be cumulative and shall not preclude the assertion or exercise of any other rights or remedies available by law, in equity or otherwise.

(r)     Entire Understanding.  This Agreement sets forth the entire agreement and understanding of the parties hereto and supersedes all prior agreements, letters of intent or understanding, arrangements and understandings between the parties. This Agreement replaces in full the Agreement of June 5, 2011 between the parties, as amended.

(s)     Exhibits and Schedules. Each of the exhibits, schedules, or similar attachments referenced in this Agreement is annexed hereto and is incorporated herein by this reference and expressly made a part hereof.

(t)     Counterparts.  This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.  Facsimile transmissions of any signed original document, or transmission of any signed facsimile document, shall constitute delivery of an executed original.  At the request of any of the parties, the parties shall confirm facsimile transmission signatures by signing and delivering an original document.

SIGNATURE PAGE FOLLOWS

SIGNATURE PAGE

IN WITNESS WHEREOF, each of the Parties has executed this Agreement on the day and year herein below written.

Can-Fite Biopharma Ltd.			Denali Concrete Management, Inc.,
BY:	Pnina Fishman	Motti Farbstein	BY:	Mathew G. Rule
TITLE:	CEO	COO	TITLE:	President

DATE:	November 21, 2011		DATE:	November 21, 2011
SIGNATURE:	/s/ Pnina Fishman	/s/Motti Farbstein	SIGNATURE:	/s/ Mathew G. Rule